January 16, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Michele M. Anderson

Re:	IXI Mobile, Inc. Request for Withdrawal of Registration Statement on Form S-1 (Registration No. 333-144776)

Ladies and Gentlemen:

Reference is made to the above captioned registration statement (the “Registration Statement”) filed by IXI Mobile, Inc. (the “Registrant”) with the Securities and Exchange Commission on July 23, 2007, and as subsequently amended. The Registrant hereby requests that the Registration Statement be withdrawn. The Registrant plans to promptly file a new registration statement on Form S-1 that addresses comments from the Staff on the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission and no shares of common stock or warrants to purchase shares of common stock will be sold by the selling securityholders named in the Registration Statement under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (650) 249-3595, with a copy to James R. Tanenbaum of Morrison & Foerster LLP at (212) 468-7900.

Please do not hesitate to call the undersigned at (650) 551-0600 or James R. Tanenbaum of Morrison & Foerster LLP at (212) 468-8163 with any questions you may have regarding this letter.

Sincerely,

IXI Mobile, Inc.

/s/ Gadi Meroz
Gadi Meroz
VP Corporate Development and General Counsel

cc:	Amit Haller, IXI Mobile, Inc. James R. Tanenbaum, Esq., Morrison & Foerster LLP

IXI Mobile. 1301 Shoreway Road, Suite 380 Belmont, CA 94002 USA
http://www.ixi.com Tel: +1.650.551.0600 Fax: +1.650.551.0601 http://www.ogo.com